RepliCel Closes First Tranche of Private Placement Financing of Preferred Shares

Not for distribution to U.S. Newswire Services or for dissemination in the United States.

VANCOUVER, BC, CANADA – September 12, 2019 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that, further to its News Releases of May 6, 2019 and August 21, 2019, it has completed a first tranche its private placement financing (the “Offering”), pursuant to which it sold 1,089,125 Class A Preference Shares (each, a “Class A Share”) at a price of $0.40 per Class A Share for aggregate gross proceeds of up to $435,650.  The Company intends on completing further tranches.

The Class A Shares carry certain rights and restrictions, which include:

•
a fixed dividend rate which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) at a rate of seven (7%) per annum, which dividends may be paid in cash or in common shares of the Company (each, a “Share”) at the Market Price (as defined in the polices of the TSXV) at the date of such payment;

•
the right to convert the paid up amount of each Class A Share, from time-to-time, into Shares at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price that is equal to $0.33;

•	voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
•	a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.
Subject to the earlier conversion by shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the “Required Redemption Date”) redeem all of the Class A Shares at a price (the “Redemption Price”) of: (i) $0.468 per Class A Share for the period from the date of issuance (the “Issue Date”) to the date that is the first anniversary of the Issue Date; (ii) $0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date; (iii) $0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date; (iv) $0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and (v) $0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date. On the Required Redemption Date, the Issuer must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

The proceeds of the Offering will be used to secure certain regulatory approvals for, and to launch certain products currently in development by the Company and for general working capital purposes.

The Company paid $19,652 cash finder’s fees to one finder.

All of the Class A Shares issued in this tranche, and any securities into which they may be exchanged or converted, are subject to resale restrictions imposed by applicable law or regulation, a statutory hold period expiring on January 11, 2020.

Each of Andrew Schutte, Peter Lewis and David Hall (collectively, the “Insiders”) participated in the Offering.  The Insider’s participation constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but each issuance was exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Class A Shares issued to the related party does not exceed 25% of the Company’s market capitalization.

None of the securities issued in connection with the Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel and Shiseido are currently co-developing the product in Japan. RepliCel maintains the rights to RCH-01 for the rest of the world.  RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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